C5 ACQUISITION CORPORATION

1701 Pennsylvania Ave NW, Ste #460

Washington, D.C 20006

January 4, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Michael Davis

Re:	C5 Acquisition Corporation

Registration Statement on Form S-1

Filed November 19, 2021, as amended

File No. 333-261249

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of C5 Acquisition Corporation (the “Company”) be accelerated to 4:00 p.m. Eastern Time on January 6, 2022, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

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Very truly yours,

By:	/s/ David Glickman
Name: David Glickman
Title: Chief Business Development Officer and Chief Financial Officer

[Signature Page to Acceleration Request—C5 Acquisition Corporation]